Exhibit 99.2

WALLBOX N.V. AND SUBSIDIARIES

Interim Condensed Consolidated Financial Statements

June 30, 2026 and 2025

WALLBOX N.V.

WALLBOX N.V.

Interim Condensed Consolidated statements of financial position as of June 30, 2026 and December 31, 2025

(In thousand Euros)	Notes	June 30, 2026 (*)	December 31, 2025
Assets
Non-Current Assets
Property, plant and equipment	8	52,211	56,775
Right-of-use assets	9	23,818	28,539
Intangible assets	10	40,595	39,778
Goodwill	10	10,887	10,796
Non-current financial assets	11	1,483	1,567
Tax credit receivables	22	3,522	4,639
Total Non-Current Assets		132,516	142,094
Current Assets
Inventories	12	38,770	47,523
Trade and other financial receivables	11	28,822	28,435
Other receivables	22	6,097	3,621
Other current financial assets	11	5,116	5,133
Other current assets and deferred charges		3,159	2,071
Advance payments	12	7,892	6,194
Cash and cash equivalents	13	19,948	4,446
Total Current Assets		109,804	97,423
Total Assets		242,320	239,517
Equity and Liabilities
Equity
Share capital	14	82,519	66,260
Share premium	14	8,619	7,443
Capital reduction reserves	14	542,972	542,972
Accumulated deficit	14	(722,485)	(674,858)
Other equity components	14	28,445	29,825
Foreign currency translation reserve	14	368	(3,335)
Total Equity attributable to owners of the Company		(59,562)	(31,693)
Non-controlling interest		(79)	232
Total Equity		(59,641)	(31,461)
Liabilities
Non-Current Liabilities
Loans and borrowings	11	140,146	54,764
Lease liabilities	9 and 11	23,855	28,817
Provisions	15	1,359	2,608
Government grants	16	4,544	5,646
Deferred tax liabilities	22	2,309	2,675
Long term deferred income	17	15,882	4,319
Total Non-Current Liabilities		188,095	98,829
Current Liabilities
Loans and borrowings	11	51,105	109,902
Derivative warrants liabilities	11	7,305	70
Lease liabilities	9 and 11	3,386	4,287
Trade and other financial payables	11	39,893	46,299
Other payables	22	7,401	6,930
Provisions	15	2,320	1,964
Government grants	16	365	453
Contract liabilities	17	2,091	2,244
Total Current Liabilities		113,866	172,149
Total Liabilities		301,961	270,978
Total Equity and Liabilities		242,320	239,517

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2026 and 2025

(In thousand Euros)	Notes	June 30, 2026 (*)	June 30, 2025 (*)
Revenue	17	53,618	75,931
Changes in inventories and raw materials and consumables used	18	(33,462)	(47,090)
Employee benefits	19	(19,427)	(28,136)
Other operating expenses	18	(15,028)	(21,153)
Amortization and depreciation	8,9,10	(10,110)	(20,286)
Impairment of assets	8, 10	—	2,449
Net other income	18	1,685	(120)
Operating Loss		(22,724)	(38,405)
Financial income	20	18	343
Financial expenses	20	(14,504)	(8,192)
Change in fair value of derivative warrant liabilities	11	(7,234)	1,100
Foreign exchange gains/(losses)		(3,524)	11,654
Financial Results		(25,244)	4,905
Loss before Tax		(47,968)	(33,500)
Income tax credit	22	30	(976)
Loss for the Period	21	(47,938)	(34,476)
Attributable to:
Equity holders of the Company		(47,627)	(33,679)
Non-controlling interest		(311)	(797)
Loss per share
Basic and diluted losses per share (euros per share)	21	(2.65)	(2.52)
Loss for the Period		(47,938)	(34,476)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		3,703	(15,773)
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		—	(5)
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		3,703	(15,778)
Other comprehensive (loss)/income for the Period		3,703	(15,778)
Total comprehensive loss for the Period		(44,235)	(50,254)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2026 and 2025

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Capital reduction reserves	Accumulated deficit	Other equity components	Currency translation reserve	Total	Non- controlling interest	Total
Balance at January 1, 2026		66,260	7,443	542,972	(674,858)	29,825	(3,335)	(31,693)	232	(31,461)
Total comprehensive (loss)/income for the period
Loss for the Period		—	—		(47,627)	—	—	(47,627)	(311)	(47,938)
Other comprehensive (loss)/income for the period		—	—		—	—	3,703	3,703	—	3,703
Total comprehensive income for the period		—	—	—	(47,627)	—	3,703	(43,924)	(311)	(44,235)
Transactions with owners of the Company
Contribution of equity (Private Placement)		15,849	—	—	—	—	—	15,849	—	15,849
Contribution of equity (Execution of options and warrants)		410	1,176	—	—	(1,586)	—	—	—	—
Share based payments		—	—	—	—	203	—	203	—	203
Others		—	—	—	—	3	—	3	—	3
Total contributions and distributions		16,259	1,176	—	—	(1,380)	—	16,055	—	16,055
Total transactions with owners of the Company		16,259	1,176	—	(47,627)	(1,380)	3,703	(27,869)	(311)	(28,180)
Balance at June 30, 2026 (*)		82,519	8,619	542,972	(722,485)	28,445	368	(59,562)	(79)	(59,641)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2026 and 2025 (continued)

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Capital reduction reserves	Accumulated deficit	Other equity components	Currency translation reserve	Total	Non- controlling interest	Total
Balance at January 1, 2025		55,243	531,113	—	(569,175)	34,835	12,784	64,800	(2,222)	62,578
Total comprehensive (loss)/income for the period
Loss for the Period		—	—	—	(33,679)	—	—	(33,679)	(797)	(34,476)
Other comprehensive (loss)/income for the period		—	—	—	—	(5)	(15,773)	(15,778)	—	(15,778)
Total comprehensive income for the period		—	—	—	(33,679)	(5)	(15,773)	(49,457)	(797)	(50,254)
Transactions with owners of the Company
Contribution of equity (Private Placement)		10,431	12,246	—	—	—	—	22,677	—	22,677
Contribution of equity (ATM)		89	314	—	—	—	—	403	—	403
Contribution of equity (Execution of options and warrants)		224	3,124	—	—	(3,185)	—	163	—	163
Share based payments		—	—	—	—	573	—	573	—	573
Others (Note 14)		—	(542,972)	542,972	—	—	—	—	—	—
Other movement (Note 14)		—	—	—	(3,888)	—	—	(3,888)	3,886	(2)
Total contributions and distributions		10,744	(527,288)	542,972	(3,888)	(2,612)	—	19,928	3,886	23,814
Total transactions with owners of the Company		10,744	(527,288)	542,972	(37,567)	(2,617)	(15,773)	(29,529)	3,089	(26,440)
Balance at June 30, 2025 (*)		65,987	3,825	542,972	(606,742)	32,218	(2,989)	35,271	867	36,138

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2026 and 2025

(In thousand Euros)	Notes	June 30, 2026 (*)	June 30, 2025 (*)
Cash flows from Operating Activities
Loss for the Period		(47,938)	(34,476)
Adjustments for:
Amortization and depreciation	8, 9 and 10	10,110	20,286
Impairment of assets	10	—	(2,449)
Expected credit loss for trade and other receivables	11 and 18	(294)	(61)
Other Impairments	10, 11 and 18	1,727	(278)
Change in provisions	15	(893)	(716)
Government grants	16	(1,185)	(374)
Financial income	20	(18)	(343)
Financial expenses	20	14,504	8,192
Change in fair value of derivative warrant liabilities	11	7,234	(1,100)
Exchange differences		3,524	(11,654)
Income tax credit	22	(30)	976
Share based payments expense	19	203	573
Results from disposals of right of use	9	(1,181)	—
Changes in
- inventories		7,529	20,832
- trade and other financial receivables		(2,002)	8,678
- other assets		(2,681)	(779)
- trade and other financial payables		(2,912)	2,536
- contract liabilities		11,459	2,276
Net cash used in operating activities		(2,844)	12,119
Cash flows from Investing Activities
Acquisition of intangible assets	10	(3,275)	(974)
Acquisition of property, plant and equipment	8	(99)	(6,220)
Other current financial assets	11	—	21,374
Acquisition of subsidiaries, net of cash acquired		—	—
Net cash used in investing activities		(3,374)	14,180
Cash flows from Financing Activities
Proceeds from issuing equity instruments (private placement)	14	15,849	22,677
Proceeds from issuing equity instruments (ATM)	14	—	403
Proceeds from issuing equity instruments (Warrants conversions and others)	19	—	163
Proceeds from government grants	16	(64)	445
Proceeds from loans	11	8,878	364,884
Repayments of loans	11	—	(380,741)
Payment of principal portion of lease liabilities	9	(2,153)	(3,074)
Payment of interest on lease liabilities	9	(798)	(892)
Interest and bank fees paid	20	—	(7,123)
Net cash from financing activities		21,712	(3,258)
Net increase in cash and cash equivalents		15,494	23,041
Cash and cash equivalents at beginning of period		4,446	20,036
Exchange gains/(losses)		8	(15,773)
Cash and cash equivalents at the end of the period		19,948	27,304

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

1.
Reporting Entity

Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021 and was subsequently converted into a Dutch public limited liability company. Wallbox is registered in the Commercial Registry of the Netherlands Chamber of Commerce under ID number 83012559. Its statutory seat is in Amsterdam, the Netherlands, and the mailing and business address of its principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain.

These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. For further information of the Group, refer to the consolidated financial statements for the financial year ended December 31, 2025, published on April 9, 2026.

Wallbox is the parent entity of the Group. The Group’s subsidiaries as of June 30, 2026 and 2025 are set out in Note 26. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange (“NYSE”) with the ticker WBX.

2.
Basis of Preparation

These interim condensed consolidated financial statements as of and for the six months ended June 30, 2026 which have been based on the accounting records kept by the Company and its subsidiaries, were prepared by the Board of Directors of Wallbox in accordance with International Accounting Standard 34 “Interim financial reporting” (“IAS 34”), and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group as of June 30, 2026, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.

As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”), and must be read together with the consolidated financial statements for the financial year ended December 31, 2025, drawn up in accordance with the existing IFRS as issued by the International Accounting Standards Board (“IASB”), which were published on April 9, 2026.

Going concern:

The accompanying interim condensed consolidated financial statements have been prepared under the going concern assumption. This basis of presentation presumes that the Group will continue its operations for a period of at least twelve months from the issuance date of these financial statements, and that it will be able to realize assets and discharge liabilities in the ordinary course of business. Additional details are provided below.

Wallbox has historically incurred net losses and significant cash outflows from operating activities, reflecting its investment in the development of electric vehicle charging solutions and the establishment of commercial operations globally. For the six months ended June 30, 2026, the Group recorded a consolidated net loss of Euros 47,938 thousand and net cash used in operations of Euros 2,844 thousand. As of June 30, 2026, the Group had an accumulated deficit and capital reduction reserves for a negative net amount of Euros 179,513 thousand and negative total equity of Euros 59,641 thousand. The Group held Euros 25,064 thousand in cash, cash equivalents, and financial investments at the end of June 2026.

The Group has financed its operations through a combination of bank borrowings and equity issuances. As of June 30, 2026, total borrowings amounted to 191,251 thousand (compared to Euros 164,666 thousand as of December 31, 2025).

According to the information disclosed in the consolidated financial statements for the year ended December 31, 2025, the Group completed the refinancing process with the main lending banks during the first half of 2026.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Financing

On April 8, 2026, the Group signed a Commercial Agreement together with the restructuring plan and binding offers from shareholders for the additional equity raise of €10.6 million that occurred in June 2026. On May 6, 2026, the Spanish restructuring plan has been approved by the Court in accordance with applicable Spanish law.

The restructuring plan has been completed at the end of June 2026 and effectively restructures the loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €55.3 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in the first quarter of 2028 that scale gradually through 2030; and 2) a €68 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €34.4 million syndicated working capital line maturing in December 2030. A Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 203.Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. No covenants have been established. The restructuring plan also provides for the rescheduling of approximately €12.1 million of trade payables, which will be settled through quarterly installments, with full settlement expected by 30 June 2030.

All restructured financial debt pursuant to the restructuring plan and the New Money share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security consists of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan have been pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

On April 8, 2026, the Company entered into a bridge loan agreement with Orilla Asset Management, S.L., Kariega Ventures, S.L., Inversiones Financieras Perseo, S.L., AM Gestió, S.L., Consilium, S.L. and Anangu Grup, S.L., for an aggregate principal amount of EUR 5,650,000. This loan has been capitalized as part of the capital increase of June 25, 2026.

Liquidity Forecast

Management has prepared detailed business and liquidity plans, including a financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which provide support for the Company’s ability to meet its operational and financial obligations.

These plans incorporate a number of key assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management and working capital optimization driven by inventory reduction.

While management believes the assumptions underlying the forecast are reasonable and that the Company has a credible plan to execute its strategy, there remains an inherent material uncertainty in relation to the achievement of forecasted operating cash flows. A significant deviation from the business plan could cast substantial doubt on the Company's ability to continue as a going concern. Notwithstanding this uncertainty, based on current forecast and available resources, management has concluded that the going concern basis of accounting remains appropriate for the preparation of these interim condensed consolidated

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements financial statements. The financial statements do not contain any adjustments that would result if the Group were unable to continue as a going concern.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•
financial assets related to investment (Note 11), which are measured at fair value through other comprehensive income (“FVTOCI”);
•
financial investments related to investment funds with institutions (Note 11), which are measured at fair value through profit or loss (“FVTPL”); and
•
derivative warrant liabilities (Note 11) and contingent consideration related to the business acquisitions, which are measured at fair value through profit or loss (FVTPL).

Basis of consolidation

The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the basis applied in the consolidated financial statements for the year ended on December 31, 2025 (the “2025 Consolidated Financial Statements”).

These interim condensed consolidated financial statements are presented in Euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.

Changes in the scope of consolidation

There have not been any changes in the scope of consolidation since December 31, 2025, except for the liquidation of ABL Shanghai Co. Ltd., which is therefore no longer part of the scope of consolidation as of June 30, 2026.

3.
Use of Judgments and Estimates

The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Board of Directors of the Group to make certain estimates and judgments that do not differ significantly from those considered in the preparation of the 2025 Consolidated Financial Statements set out in Note 3 thereto.

During the six months ended June 30, 2026, no significant changes have occurred in the assumptions linked to the judgments and estimates disclosed in the 2025 Consolidated Financial Statements.

During the six months ended June 30, 2026, no impairment indicators were identified that would lead to a decrease in value of non-current assets (including goodwill) as compared to what was reported in the 2025 Consolidated Financial Statements.

Critical judgement and estimates

A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below.

Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•
Going concern: Disclosures related to the going concern have been included in Note 2.

Additionally, there have been no changes in the judgement and estimates related to share based payments, the impairment of non-current assets (including goodwill), the capitalization of development cost by determination of the useful life of intangible assets, the accounting of warrants or the recognition of the income tax as disclosed in the 2025 Consolidated Financial Statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

4.
Newly effective and newly issued but not yet effective IFRS and IFRIC

The standards and interpretations effective during the six months ended June 30, 2026 and those issued but not yet in force are detailed below:

a)
Standards and interpretations effective as of January 1, 2026

•
Classification and measure of financial instruments (Amendments to IFRS 9 and IFRS 7)
•
Annual Improvements to IFRS Accounting Standards - Volume 11
•
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)

The Group has not had any significant impacts on the interim condensed consolidated financial statements for the six months ended June 30, 2026.

b)
New standards, amendments and interpretations effective in the European Union

•
IFRS 18 Presentation and disclosures in the financial statements [effective as of January 1, 2027]

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

•
IFRS 19 Subsidiaries without Public Accountability [effective as of 1 January 2027]

The Group intends to adopt the standards, interpretations, and amendments to the standards issued by the IASB, which are not mandatory in the European Union, when they come into force, if applicable.

5.
Significant and New Accounting Policies

The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the 2025 Consolidated Financial Statements and which are detailed therein.

6.
Business Combinations

During the six months ended June 30, 2026, no new business combinations have occurred.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

7.
Operating Segments

Basis for segmentation

The Group’s business segment information included in this Note is aligned with the segment information included in the 2025 Consolidated Financial Statements and which are detailed therein.

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance, as management believes that this information is the most relevant when evaluating the results of the respective segments relative to other entities operating in the same industries.

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2026

	June 30, 2026
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	37,957	6,633	—	44,590	(1,728)	42,862
Sales of Services	4,618	6,155	50	10,823	(67)	10,756
Changes in inventories and raw	(26,746)	(8,388)	(56)	(35,190)	1,728	(33,462)
Employee benefits	(16,694)	(2,620)	(113)	(19,427)	—	(19,427)
Other operating expenses	(12,848)	(2,206)	(41)	(15,095)	67	(15,028)
Amortization and depreciation	(8,947)	(1,162)	(1)	(10,110)	—	(10,110)
Impairment of assets	—	—	—	—	—	—
Other income	1,443	242	—	1,685	—	1,685
Operating Loss	(21,217)	(1,346)	(161)	(22,724)	—	(22,724)
Total Assets	365,684	62,542	2,030	430,256	(187,936)	242,320
Total Liabilities	367,877	62,479	2,146	432,502	(130,541)	301,961

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2025

	June 30, 2025
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	53,425	14,917	216	68,558	(4,333)	64,225
Sales of Services	3,324	8,382	162	11,868	(162)	11,706
Changes in inventories and raw	(35,636)	(15,634)	(153)	(51,423)	4,333	(47,090)
Employee benefits	(23,611)	(4,394)	(131)	(28,136)	—	(28,136)
Other operating expenses	(17,111)	(4,114)	(90)	(21,315)	162	(21,153)
Amortization and depreciation	(19,049)	(1,237)	—	(20,286)	—	(20,286)
Impairment of goodwill	2,449	—	—	2,449	—	2,449
Other income	(122)	(47)	49	(120)	—	(120)
Operating Loss	(36,331)	(2,127)	53	(38,405)	—	(38,405)
Total Assets	452,274	42,821	1,520	496,615	(180,127)	316,488
Total Liabilities	359,798	38,685	1,011	399,494	(119,144)	280,350

Eliminations and unallocated items

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

There have been no significant transactions between segments during the six months ended June 30, 2026 and June 30, 2025, respectively except for inter-segment revenues which are eliminated in the column “Consolidated adjustments and eliminations”. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.

Certain financial assets and liabilities are not allocated to reportable segments, as they are managed on a Group basis. These are reflected in the "Consolidated adjustments and eliminations" column. All finance income and expenses are considered to be part of the Corporate segment and hence are not further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more than 10% of the annual revenue are as follows:

	Six-months period ended June 30,
(In thousand Euros)	2026		2025
	Revenue	%	Revenue	%
Country
Spain	10,206	19%	12,801	17%
United States	11,011	21%	18,899	25%
Italy	559	1%	1,546	2%
Germany	16,091	30%	19,147	25%
Other countries	15,751	29%	23,538	31%
Total	53,618	100%	75,931	100%

8.
Property, Plant and Equipment
A.
Reconciliation of carrying amount

(In thousand Euros)	Buildings and leasehold improvements	Fixtures and fittings	Plant and equipment	Total
Balance at December 31, 2025	14,865	2,549	39,361	56,775
Additions	—	33	34	67
Impairment of assets	—	—	—	—
Depreciation for the period	(1,095)	(263)	(3,784)	(5,142)
Translation differences	1	6	504	511
Balance at June 30, 2026	13,771	2,325	36,115	52,211
Cost
At December 31, 2025	23,530	6,525	64,310	94,365
At June 30, 2026	23,531	6,564	64,848	94,943
Accumulated amortization
At December 31, 2025	(8,664)	(3,601)	(24,949)	(37,214)
At June 30, 2026	(9,759)	(3,864)	(28,733)	(42,356)
Impairment of assets
At December 31, 2025	—	(376)	—	(376)
At June 30, 2026	—	(376)	—	(376)

Additions to property, plant and equipment for the six months ended June 30, 2026 amounted to Euros 67 thousand, and primarily relates to the acquisition of machinery and tools for manufacturing plants.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of June 30, 2026, additions to property, plant and equipment for which payment was still pending totaled Euros 430 thousand, as compared to Euros 441 thousand as of December 31, 2025.

The Group has items in use that were fully depreciated as of June 30, 2026 for an amount of Euros 5,185 thousand as compared to Euros 3,609 thousand as of December 31, 2025.

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

Capital expenditure commitments amounted to Euros 284 thousand as of June 30, 2026, compared to Euros 95 thousand as of December 31, 2025. These commitments mainly relate to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

As a consequence of certain loans the Group had a pledge on certain assets classified as property, plant and equipment at June 30, 2026 and December 31, 2025 for an amount of Euros 24,789 thousand. There are no additional restrictions on the sale of its property, plant and equipment and no additional pledge exists on these assets at June 30, 2026 and 2025, except for the leasehold improvement which cannot be realized and which totaled Euros 23,531 thousand as of June 30, 2026 as compared to Euros 23,530 thousand at December 31, 2025.

Additionally, as a result of all restructured financial debt pursuant to the restructuring plan and the New Money share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies (Wallbox Chargers, S.A.U., Wallbox NV, AR Electronics Solutions, S.L.U., Wallbox USA, Inc., Electromaps, S.L.U., Wallbox France SAS and Coil, Inc.), pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, inventories, which net book value at June 30, 2026 is Euro 4,534 thousand, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

9.
Right of Use Assets and Lease Liabilities

The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the 2025 Consolidated Financial Statements.

a) Set out below are the carrying amounts of right-of-use assets recognized and the movements during the six months ended June 30, 2026:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2025	23,481	986	4,072	28,539
Additions	—	—	—	—
Depreciation for the period	(1,327)	(206)	(734)	(2,267)
Disposals	(2,597)	—	—	(2,597)
Translation differences	141	—	2	143
Balance at June 30, 2026	19,698	780	3,340	23,818

b) Set out below are the carrying amounts of lease liabilities and the movements during the six months ended June 30, 2026:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2025	28,601	417	4,086	33,104
Additions to liabilities	—	—	—	—
Interest on lease liabilities	718	11	69	798
Lease payments	(2,038)	(278)	(635)	(2,951)
Disposals	(3,778)	—	—	(3,778)
Translation differences	66	—	2	68
Balance at June 30, 2026	23,569	150	3,522	27,241

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
6 months or less	2,438	2,941
6 months to 1 year	2,330	2,811
From 1 to 2 years	10,085	10,467
From 2 to 5 years	21,858	22,686
More than 5 years	2,902	3,377
	39,613	42,282

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	June 30, 2026	June 30 2025
Interest on lease liabilities (see note 20)	798	892
Expenses relating to short-term and low value leases (see note 18)	353	297

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

10.
Intangible Assets and Goodwill
a)
Intangible assets

Details and movement of items composing intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Total
Balance at December 31, 2025	6,227	2,158	31,393	39,778
Additions	70	—	3,374	3,444
Impairment of assets	—	—	—	—
Amortization for the period	(331)	(474)	(1,896)	(2,701)
Translation differences	43	31	—	74
Balance at June 30, 2026	6,009	1,715	32,871	40,595
Cost
At December 31, 2025	16,532	20,574	125,768	162,874
At June 30, 2026	16,645	20,605	129,142	166,392
Accumulated amortization
At December 31, 2025	(7,544)	(4,157)	(60,950)	(72,651)
At June 30, 2026	(7,875)	(4,631)	(62,846)	(75,352)
Impairment of assets
At December 31, 2025	(2,761)	(14,259)	(33,425)	(50,445)
At June 30, 2026	(2,761)	(14,259)	(33,425)	(50,445)

During the six months ended June 30, 2026, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling to Euros 3,374 thousand as compared to Euros 8,435 thousand as of December 31, 2025, for which the associated development expenditures met the requirements for capitalization.

Trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 91 thousand as compared to Euros 381 thousand as of December 31, 2025 and customer relationships totaling Euros 1,624 thousand as compared to 1,777 thousand as of December 31, 2025.

The total additions to internally developed intangibles (Development costs and Software) amounted to Euros 3,069 thousand for the six months ended June 30, 2026 as compared to Euros 7,402 thousand as of December 31, 2025; these additions correspond to the capitalization carried out by the Group in relation to product development process, specifically for the DC products under the names of Quasar, Supernova and AC products under the names of Pulsar, and Wallbox App software.

The average remaining amortization term for these assets is between 3 and 5 years.

Additions of computer software totaled Euros 70 thousand for the six months ended June 30, 2026, as compared to Euros 334 thousand for the year ended December 31, 2025 due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.

The Group recognized impairment losses on non-current assets amounting to Euros 26,755 thousand during the year ended December 31, 2025. These losses corresponded to Euros 2,761 thousand in software, Euros 14,259 thousand in trademarks, industrial property and customer relationships and Euros 6,670 thousand in development costs. No additional impairment has been recognized during the six months ended June 30, 2026.

The Group has items in use that were fully depreciated as of June 30, 2026 for an amount of Euros 28,838 thousand, as compared to Euros 7,058 thousand as of December 31, 2025.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of June 30, 2026, additions of intangible assets for which payment was still pending totaled Euros 706 thousand, as compared to Euros 555 thousand at December 31, 2025. The Group has no restrictions on the realizability of its intangible assets and no pledge existed on these assets as of June 30, 2026 and December 31, 2025, respectively, except for the security package mentioned in Note 8, as a consequence of the process of the restructuring debt.

As of June 30, 2026, there were commitments for the acquisition of intangible assets for Euros 193 thousand, as compared to Euros 551 thousand at December 31, 2025.

b)
Goodwill

The Goodwill breakdown by CGU as of June 30, 2026, and December 31, 2025, is as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
Ares	4,424	4,424
Coil	3,006	2,915
Electromaps / Software	3,457	3,457
Total	10,887	10,796

During the six months ended June 30, 2026, no impairment indicators existed that could lead to the existence of additional impairment those already recorded as of December, 31, 2025 in relation to the goodwill or intangible assets of the Group.

The goodwill will be tested for impairment annually before year end, once budgets are approved.

The change in the carrying amount of goodwill corresponds to the exchange differences from Coil business combination.

11.
Financial Assets and Financial Liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

Financial assets

A.
Current and non-current financial assets

	June 30, 2026		December 31, 2025
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	28,704	—	28,416
Other receivables	—	118	—	19
Loans to employees	180	—	180	—
Trade and other financial receivables	180	28,822	180	28,435
Guarantee deposit	1,303	—	1,387	—
Non-current financial assets	1,303	—	1,387	—
Guarantee deposit	—	165	—	164
Financial investments	—	4,951	—	4,969
Other current financial assets	—	5,116	—	5,133
Total	1,483	33,938	1,567	33,568

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Trade and other financial receivables are mainly amounts due from customers for goods sold or services performed in the ordinary course of business. They are due for settlement in the short term (less than 1 year) and therefore are classified as current. Trade and other financial receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

The carrying amounts of the customer sales and services includes receivables which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Group has retained late payment and credit risk. Therefore, the Group continues to recognize the transferred assets in their entirety in its statement of financial position.

The amount repayable under the factoring agreement is presented as secured borrowing. As at June 30, 2026 there is an amount under the factoring agreements for Euro 24,636 thousand (Euro 21,859 thousand as at December 31, 2025). The Group considers that the held-to-collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.

As of June 30, 2026, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 4,951 thousand as compared to Euros 4,969 thousand at December 31, 2025. These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B.
Expected credit loss assessment as of June 30, 2026 and December 31, 2025.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

The impairment of trade receivables is recognized under “Expected credit loss for trade and other receivables” in other operating expenses.

The net expense recognized in profit or loss during the six months ended June 30, 2026 was Euros 250 thousand and a net income of Euros 22 thousand for the six months ended June 30, 2025. This amount includes Euros 649 thousand corresponding mainly to the impact of final uncollectible balances (Euros 1,527 thousand in the same period of 2025). The allowance for doubtful debts provision as of June 30, 2026 estimated based on the expected credit loss, was Euros 1,220 thousand, as compared to Euros 1,514 thousand as of December 31, 2025, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of June 30, 2026, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,714 thousand, as compared to Euros 4,819 thousand as at December 31, 2025, which has been calculated taking into account specific accounts receivable considered doubtful.

The expected loss rates are based on the Group’s historical credit losses.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

C.
Financial assets by class and category

		June 30, 2026
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	28,704	—	—	28,704
Other receivables	118	—	—	118
Loans to employees	180	—	—	180
Trade and other financial receivables	29,002	—	—	29,002
Guarantee deposit	1,303	—	—	1,303
Non-current financial assets	1,303	—	—	1,303
Guarantee deposit	165	—	—	165
Financial investments	338	4,343	270	4,951
Other current financial assets	503	4,343	270	5,116
Total	30,808	4,343	270	35,421

		December 31, 2025
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	28,416			28,416
Other receivables	19			19
Loans to employees	180			180
Trade and other financial receivables	28,615	—	—	28,615
Guarantee deposit	1,387			1,387
Non-current financial assets	1,387	—	—	1,387
Guarantee deposit	164			164
Financial investments	326	4,373	270	4,969
Other current financial assets	490	4,373	270	5,133
Total	30,492	4,373	270	35,135

Financial assets measured at FVTOCI correspond to investments in funds whose quotation is considered level 1 for fair value purposes.

The financial investments valued at FVTPL relate to investment funds held at financial institutions. These financial assets are also considered level 3 for fair value purposes.

The rest of the financial assets (both current and non-current) are measured at their amortized cost, which does not materially differ from their fair value.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Financial liabilities

A.
Loans and borrowings

	June 30, 2026		December 31, 2025
(In thousand Euros)	Non-current	Current	Non-current	Current
Loans	128,314	986	54,764	51,136
Affected suppliers	11,832	309	—	—
Working capital line of credit	—	49,810	—	58,766
Loans and borrowings	140,146	51,105	54,764	109,902
Derivative warrant liabilities	—	7,305	—	70
Lease liabilities (see note 9)	23,855	3,386	28,817	4,287
Total	164,001	61,796	83,581	114,259

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the interest rates applicable to all of them still represent market spreads), except for the derivative warrant liability which is measured at FVTPL.

The working capital lines of credit are a type of short-term financing used to cover ongoing business’s operations. These small-business loans are not used to fund large investments and are renewed every 90 days.

Bank Loans

As of June 30, 2026, the Group had available credit lines and other financing products of Euros 49,810 thousand, compared to Euros 72,550 thousand as of December 31, 2025. Of these facilities and financing arrangements, the full amount had been drawn down as of June 30, 2026, compared to Euros 58,758 thousand as of December 31, 2025. In addition to the aforementioned financing products, the Company engages in non-recourse factoring with a limit of Euros 4,000 thousand at June 30, 2026 (Euros 12,000 thousand at December 31, 2025) of which Euros 956 thousand have been disposed as June 30, 2026 (Euros 2,679 thousand at December 31, 2025).

On April 8, 2026, the Group signed a Commercial Agreement together with the restructuring plan. On May 6, 2026, the Spanish restructuring plan has been approved by the Court in accordance with applicable Spanish law.

The restructuring plan has been completed at the end of June 2026 and effectively restructures the loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €55.3 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in the first quarter of 2028 that scale gradually through 2030; and 2) a €68 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €34.4 million syndicated working capital line maturing in December 2030. A Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 203.Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. No covenants have been established. The restructuring plan also provides for the rescheduling of approximately €12.1 million of trade payables, which will be settled through quarterly installments, with full settlement expected by 30 June 2030.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2026 and December 31, 2025, are as follows:

(In thousand Euros)	June 30, 2026		December 31, 2025
1 July 2026 - 30 June 2027	51,105	2026	109,902
1 July 2027 - 30 June 2028	7,071	2027	32,893
1 July 2028 - 30 June 2029	15,030	2028	18,772
1 July 2029 - 30 June 2030	32,101	2029	3,595
1 July 2030 - Dic 2030	103,508	2030	549
More than five years	—	More than five years	2,401
	208,815		168,112

Details of the loans and borrowings as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	—	10,801	102,422	113,223
Floating rate loan	EUR	50,332	—	11,704	62,036
Covenant Loan	EUR	—	—	—	—
		50,332	10,801	114,126	175,259
Borrowings
Fixed rate loan	EUR	464	—	3,388	3,852
Affected Suppliers
Fixed rate loan		309	5,187	6,644	12,140
		51,105	15,988	124,158	191,251

	December 31, 2025
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	5,185	6,887	—	12,072
Floating rate loan	EUR	76,568	12,114	—	88,682
Covenant Loan	EUR	27,808	32,180	—	59,988
		109,561	51,181	—	160,742
Borrowings
Fixed rate loan	EUR	341	640	2,943	3,924
		109,902	51,821	2,943	164,666

As of June 30, 2026, the Group had loans at variable interest rates referenced to Euribor plus a differential between 0% and 3% and at fixed interest rates that range between 1% and 10%, respectively, compared to variable rates referenced to Euribor plus a differential between 0% and 5.60% and fixed rates between 3.81% and 9.00%, respectively, during fiscal year ended December 31, 2025.

The Group had a loan with a nominal value of Euros 11.7 million that includes a pledge on the inventories at June 30, 2026 (Euros 11.25 million as of December 31, 2025) for the same amount (Note 11). In addition, the Group had loans with a total nominal value of Euros 35 million that include a pledge on the property, plant and equipment at June 30, 2025 and December 31, 2024 for a gross amount of Euros 24,789 thousand (Note 8).

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Additionally, as a result of all restructured financial debt pursuant to the restructuring plan and the New Money share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies (Wallbox Chargers, S.A.U., Wallbox NV, AR Electronics Solutions, S.L.U., Wallbox USA, Inc., Electromaps, S.L.U., Wallbox France SAS and Coil, Inc.), pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, inventories, which net book value at June 30, 2026 is Euro 4,534 thousand, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

Borrowings

As of June 30, 2026, loans from a government entity (“CDTI”) total Euros 3,852 thousand as compared to Euros 3,924 thousand as of December 31, 2025.

Derivative warrant liabilities

As described in the 2025 consolidated financial statements, derivative warrant liabilities correspond to Public and Private Warrants issued by Kensington, BBVA warrants and Generac warrants, which have been assumed by Wallbox.

During the first half of 2026, Wallbox and Generac entered into a new warrant agreement, pursuant to which we issued to Generac, and the Warrant holder subscribed for and acquired, an aggregate of 229,938 warrants exercisable until July 30, 2028, for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty trading days within the thirty trading-day period ending on the third business day prior to the date when the notice of redemption is given.

On June 26, 2026, Wallbox and certain shareholders entered into a new warrant agreement, pursuant to which we issued to these shareholder, and the Warrant holder subscribed for and acquired, an aggregate of 3,301,758 warrants exercisable until June 26, 2031, for an equal number of our Class A Shares, at an exercise price of up to 2.40 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty trading days within the thirty trading-day period ending on the third business day prior to the date when the notice of redemption is given.

Movement in the derivative warrant liabilities during the six-months ended June 30, 2026 is summarized below:

	Public Warrant		Private Warrant		BBVA Warrant		Generac Warrant		Other Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2025	262,956	—	444,167	—	50,394	19	655,147	51	—	—	1,412,664	70
Warrants issuance	—	—	—	—	—	—	229,938	2	3,301,758	7,216	3,531,696	7,218
Change in fair value of derivative warrant liabilities	—	—	—	—	—	(6)	—	22	—	—	—	16
Exchange differences	—	—	—	—	—	1	—	—	—	—	—	1
At June 30, 2026	262,956	—	444,167	—	50,394	14	885,085	75	3,301,758	7,216	4,944,360	7,305

The fair value of the BBVA Warrants was USD 0.31 based on a Black-Scholes valuation methodology for options and warrants.

The fair value of Generac Warrant was USD 0.13 for type 1 Warrants and USD 0.044 for type 2 and type 3 Warrants, both based on a Black-Scholes valuation methodology for options and warrants.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The fair value of Other Warrant (granted on June 2026) was USD 2.49, based on a Black-Scholes valuation methodology for options and warrants.

As a consequence of the communication from NYSE regarding the delisting of Public Warrants the Group has considered that fair value of public and private warrants are nil.

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2026	164,666	70	33,104	197,840
Proceeds from loans	8,878	—	—	8,878
Principal paid on lease liabilities	—	—	(2,153)	(2,153)
Interest paid on lease liabilities	—	—	(798)	(798)
Repayments of loans	—	—	—	—
Interest and bank fees paid	—	—	—	—
Total changes from financing cash flows	8,878	—	(2,951)	5,927
The effect of changes in foreign exchange rates	65	1	68	134

Change in fair value of derivative warrant liabilities	—	7,234	—	7,234
Disposal of leases	—	—	(3,778)	(3,778)
Government loan receivable	(72)	—	—	(72)
Transfer from Trade payables	12,901	—	—	12,901
Restructuring process costs	(8,905)	—	—	(8,905)
Interest and bank fees expenses	13,718	—	798	14,516
Other	—	—	—	—
Total liability-related other changes	17,642	7,234	(2,980)	21,896
Balance at June 30, 2026	191,251	7,305	27,241	225,797

B.
Trade and other financial payables

Details of trade and other financial payables as of June 30, 2026 and December 31, 2025 are as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
Suppliers	36,161	42,203
Personnel (salaries payable)	3,548	3,981
Customer advances	184	115
Total	39,893	46,299

Trade and other payables are unsecured and are typically paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

The Group has secured various financing lines through confirming arrangements. These instruments allow the Group to obtain financing by facilitating payments to suppliers.

Payments to suppliers ahead of the invoice due date are processed by the finance provider, and the Group settles the original invoice by paying the finance provider in the line with the new conditions agreed with the finance suppliers (90 to 120 days).

In accordance with the refinancing agreement described in Note 2 to these financial statements, €12,140 thousand have been reclassified as non-current debt in accordance with the terms of the agreement.

The Group recognizes a liability to the bank until the maturity of the debt.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

All trade payable subject to the supplier finance arrangements are included in current loans and borrowings in the consolidated statements of the financial position.

(In thousand Euros)	June 30, 2026	December 31, 2025
Carrying amount of liabilities
Presented within trade and other payables	—	—
Presented within loans and borrowings (*)	29,848	29,923
Liabilities that are part of the arrangements	Not applicable	Not applicable
Comparable trade payables that are not part of the arrangements	60-90 days after the invoice date	60 days after the invoice date
(*) The supplier has already received the payment for this amount.

There were no significant non-cash changes in the carrying amount of the trade payables.

12.
Inventories

Details of inventories as of June 30, 2026 and as of December 31, 2025 are as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
Raw materials & Work in progress	32,639	40,427
Finished goods	6,131	7,096
Total	38,770	47,523

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the purchase of inventories as of June 30, 2026 and December 31, 2025. Advance payments to suppliers for the acquisition of inventories as of June 30, 2026 were Euros 7,892 thousand, as compared to Euros 6,194 thousand as of December 31, 2025.

Based on current information, the Group has booked an inventory provision of Euros 9,421 thousand as of June 30, 2026 to cover the impact of slow-moving and accrual obsolescence inventories, as compared to Euros 8,082 thousand at December 31, 2025.

As a consequence of certain loans the Group had a pledge on the inventories at June 30, 2026 for an amount of Euros 11,704 thousand (Euros 11,250 thousand at December 2025) (Note 11). Additionally, refer to Note 8 regarding the new security package as a consequence of the process of the restructuring debt, where Wallbox USA, Inc have a pledge on the inventories, which net book value as at June 30, 2026 is Euro 4,534 thousand.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

13.
Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

(In thousand Euros)	June 30, 2026	December 31, 2025
Cash	721	97
Bank and other credit institutions	17,672	2,738
Bank and other credit institutions, foreign currency	1,262	1,328
Other cash equivalents	293	283
Total	19,948	4,446

We maintain cash and cash equivalents with major financial institutions. The other cash equivalents corresponds to bank deposits which due date is lower than three months. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally our local insured limits.

The current account earn interest at applicable market rates and this interest is not significant.

Details of banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
USD	752	1,029
GBP	281	66
NOK	7	45
SEK	22	184
DKK	6	3
CNY	15	—
AUD	179	1
Total	1,262	1,328

14.
Capital and Reserves

Share capital and share premium

As of June 30, 2026 issued share capital of the Company was as follows:

	Shares (number)	Share Capital (in thousand Euros)
Class A shares of euro 2.40 nominal value each	23,552,996	56,534
Class B shares of euro 24.00 nominal value each	355,040	8,521
Class C shares of euro 21.60 nominal value each	808,500	17,464
Total	24,716,536	82,519

All the shares issued were fully paid as of the date of the capital increases. Wallbox’s Class A Shares, Class B Shares and Conversion Shares (“Class C Shares”) provide their holders with same economic rights; however, Class B Shares provide holders with ten (10) votes per share, Class C Shares provide holders with nine (9) votes per share and Class A Shares provide holders with one (1) vote per share.

Wallbox’s Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As of June 30, 2026 and December 31, 2025, authorized share capital was as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

June 30, 2026	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	36,525,000	2.40	87,660
Class B Shares	2,011,500	24.00	48,276
Conversion shares	808,500	21.60	17,464
Total	39,345,000		153,400

December 31, 2025	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	36,525,000	2.40	87,660
Class B Shares	2,011,500	24.00	48,276
Conversion shares	808,500	21.60	17,464
Total	39,345,000		153,400

During the six months ended June 30, 2026, there were the following share capital and share premium movements:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2025	17,942,171		66,260	7,443
January 2026: Stock option plan execution (RSU) (Class A shares)	711	2.40	2	4
February 2026: Stock option plan execution (RSU) (Class A shares)	19,221	2.40	46	404
March 2026: Stock option plan execution (ESOP/RSU) (Class A shares)	49,401	2.40	119	300
April 2026: Stock option plan execution (RSU) (Class A shares)	61,635	2.40	149	27
May 2026: Stock option plan execution (RSU) (Class A shares)	39,874	2.40	96	441
June 2026: Capital increase (Private Placement+Bridge loan conversion) (Class A shares)	6,603,523	2.40	15,848	—
At June 30, 2026	24,716,536		82,519	8,619

The capital increases that have taken place during the six months ended June 30, 2026 correspond mainly to the private placement, conversion of bridge loan as part of the restructuring process and stock plans execution (see Note 19).

Nature and purpose of reserves

Capital reduction reserves

At June 30, 2025 the shareholder of the parent company approved the absorption of accounting losses into share premium for an amount of Euros 531,113 thousand. Additionally, at June 30, 2025 the board of directors approved an additional absorption of accounting losses into share premium for an amount of Euros 11,859 thousand. As a result, the share premium was reduced by a cumulative amount of Euros 542,972 thousand against capital reduction reserves. This transaction had no impact on the total equity, comprehensive income (loss), assets (including cash) or liabilities.

Consolidated prior years' Accumulated deficit

As of June 30, 2026, consolidated accumulated deficit amounts to Euros 722,485 thousand, as compared to Euros 674,858 thousand as of December 31, 2025.

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As of June 30, 2026, the amount of capitalized development costs as carried on the consolidated statement

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements of financial position amounts to Euros 32,871 thousand, as compared to Euros 31,393 thousand as of December 31, 2025, as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations. This reserve is not freely distributable. This reserve amounts to Euros 368 thousand as of June 30, 2026, as compared to Euros (3,335) thousand as of December 31, 2025.

Other equity components:

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 16,110 thousand as of June 30, 2026, as compared to Euros 17,495 thousand as of December 31, 2025. Refer to Note 19 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 865 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2025: Euros 865 thousand).

Measurement adjustments to financial assets through OCI

Investments in funds referred to in Note 11 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

Others

Within the others the Group included the impact of reversing the put option liability related to ABL.

15.
Provisions

Details of the provisions are as follows:

At June 30, 2026	Non-current		Total	Current
(In thousand Euros)	Other	Service warranties	Non- current	Other	Service warranties	Total Current
Carrying amount at the beginning of the year	761	1,847	2,608	513	1,451	1,964
Financial expense from provisions update (Note 22)	11	—	11	—	—	—
Charge / (Credit):	(727)	(533)	(1,260)	497	(141)	356
(+) additional provisions recognized, net	45	20	65	—	144	144
(+/-) Short-term transferred	(509)	—	(509)	509	—	509
(-) Amounts used during the year	(263)	(553)	(816)	(12)	(285)	(297)
Carrying amount at the end of the period	45	1,314	1,359	1,010	1,310	2,320

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

At December 31, 2025	Non-current		Total Non-	Current		Total
(In thousand Euros)	Other	Service warranties	current	Other	Service warranties	Current
Carrying amount at the beginning of the year	422	2,642	3,064	500	1,849	2,349
Financial expense from provisions update (Note 22)	29	—	29	—	—	—
Charge / (Credit):	310	(795)	(485)	13	(398)	(385)
(+) additional provisions recognized, net	310	254	564	13	168	181
(+/-) Short-term transferred	—	—	—	—	—	—
(-) Amounts used during the year	—	(1,049)	(1,049)	—	(566)	(566)
Carrying amount at year end	761	1,847	2,608	513	1,451	1,964

Service warranties

Products developed and sold by the Group are under warranty for a period of three years and, therefore, a provision is made annually to cover the estimated costs that could be incurred in relation to projects and products under warranty at the end of the period. This provision is calculated based on an estimate of warranty costs incurred and their relation to the volume of sales under warranty.

Other provisions

As of June 30, 2026, “Other” provisions caption includes mainly the contingent consideration (earn-out) related to Ares amounting to Euros 1,000 thousand.

As of December 31, 2025, “Other” provisions caption included mainly the contingent consideration (earn-out) related to Ares amounting to Euros 1,000 thousand and a provision for indemnities for an amount of Euros 274 thousand.

As of June 30, 2026 there are various ongoing claims in relation to commercial agreements, amounting to a maximum exposure of 2.3 million euros (2.3 million euros as at December 31, 2025). The Company, along with its external advisors, assessed the likelihood of success of the claim as possible, but not probable, and therefore no provision was recorded in relation to these claims.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

16.
Government Grants

Details of Government grants as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026		December 31, 2025
Grants	Government Entity	Non-current Liability	Current liability	Non-current Liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	325	26	394	31
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	204	16	239	19
Alt Impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	243	19	289	23
Minichargers	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	26	2	34	3
Acció - Creació llocs treball	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	92	7	96	8
Hermes - Estudios	Ministerio de Industria, Comercio y Turismo	70	6	242	19
Hermes - Desarrollo	Ministerio de Industria, Comercio y Turismo	411	33	696	57
Hermes - Formación	Ministerio de Industria, Comercio y Turismo	—	—	40	3
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	18	1	21	2
Torres Quevedo	Agencia Estatal de Investigación	52	4	60	5
ILIOS-PERTE VEC 2	Ministerio de Industria, Comercio y Turismo	2,410	193	2,599	208
GRID FORMING LOAD	European Climate, Infrastructure and Environment Executive Agency (CINEA)	254	20	296	24
REDWDS-USA	California Energy Commission	280	22	474	38
Cámara de comercio	Cámara de Comercio	90	7	94	8
Installer Program	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	14	1	15	—
Reborn	Agencia de residuos de Cataluña	55	8	57	5
Total		4,544	365	5,646	453

As of June 30, 2026, government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)”, "Agencia Estatal de Investigación","Ministerio de Industria, Comercio y Turismo","European Climate, Infrastructure and Environment Executive Agency (CINEA)", "California Energy Commission", "Camara de Comercio and Agencia de Residuos de Cataluña for an amount of Euros 618 thousand, Euros 376 thousand, Euros 56 thousand, Euros 3,123 thousand, Euros 274 thousand, Euros 302 thousand, Euros 97 thousand and Euros 63 thousand respectively, to develop new technologies and promote smart mobility solutions.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of December 31, 2025, government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)”, "Agencia Estatal de Investigación","Ministerio de Industria, Comercio y Turismo","European Climate, Infrastructure and Environment Executive Agency (CINEA)" and "California Energy Commission", "Camara de Comercio and Agencia de Residuos de Cataluña for an amount of Euros 743 thousand, Euros 431 thousand, Euros 65 thousand, Euros 3,864 thousand, Euros 320 thousand, Euros 512 thousand, Euros 102 thousand and Euros 62 thousand respectively, to develop new technologies and promote smart mobility solutions.

The impact in the interim condensed consolidated statement of profit or loss and other comprehensive income (recognized in “Net Other income”) for the six months ended June 30, 2026 amounts to Euros 1,185 thousand, as compared to Euros 374 thousand for the six months period ended June 30, 2025 (Note 18).

As of June 30, 2026 Euros 594 thousand are pending to be received from government entities, as compared to Euros 607 thousand as of December 31, 2025 (Note 22).

17.
Revenue from Contracts with Customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

(In thousand Euros)	June 30, 2026	June 30, 2025
Sales of goods	42,862	64,225
Sales of services	10,756	11,706
Total	53,618	75,931

Sales by country are broken down in Note 7 to the financial statements.

There is no individual customer exceeding 10% of the total revenues during the six months period ended June 30, 2026 and 2025.

Service revenue includes mainly installations services, software operation and maintenance.

The sale of installation services is always made in combination with the sale of a charger, although they are considered distinct performance obligations. Delivery of the charger and the installation services do not always happen at the same time, leading, in some cases, to chargers being delivered to customers with the installation pending. In this scenario, a contract liability is recognized when invoicing both services prior to rendering the installation services.

A contract liability and long term deferred income are recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. These contract liabilities and long term deferred income are mainly related to the contracts for extended warranties to the clients. Contract liabilities and long term deferred income are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

As of June 30, 2026, the Company received Euros 10,680 thousand from the sale of carbon credits generated in the Canadian market through electric vehicle charging sessions using chargers sold by the Company in the market (Euros 3,403 thousand as of December 31, 2025). In accordance with applicable regulations, the Company is required to reinvest the amounts received within the next two years in the electric sector. The Company intends to satisfy this requirement by providing incremental discounts to customers on future charger sales. Consequently, a liability has been recognized in respect of unfulfilled performance obligation under " Long-term deferred income" and "Contract liabilities" in the balance sheet. As of June 30, 2026, there is a balance pending allocation to revenue of Euros 13,013 thousand classified as a long term (Euros 1,425 thousand as of December 31, 2025), and Euros 454 thousand classified as short-term (Euros 1,201 thousand as of December 31, 2025.)

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

18.
Expenses
A.
Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used is as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
Consumption of finished goods, raw materials and other consumables	30,696	44,687
Scrap stock, slow moving & obsolete accrual	1,339	318
Work carried out by other companies	1,427	2,085
Total	33,462	47,090

B.
Operating expenses

Operating expenses are mainly as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
Marketing expenses	1,252	1,400
External temporary workers	692	712
Professional services	3,887	4,883
Office expense	2,423	3,034
Delivery	1,726	2,568
Custom duty, tax, penalties	456	535
Utilities and similar expenses	1,392	2,058
Insurance premium	596	767
Short-term and low value leases (see note 9)	353	297
Bank Services	141	268
Travel expenses	761	504
Repairs	638	911
Warranty provision	(674)	(777)
Other impairments and losses (see note 11)	544	177
Expected credit loss for trade and other receivables (see note 11)	(294)	(199)
Other	1,135	4,015
Total	15,028	21,153

C.
Net other income

Net other income are mainly as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
Subsidies (Note 16)	1,185	374
Impact of disposals Right of Use (Note 9)	1,181	—
Other	(681)	(494)
Total	1,685	(120)

19.
Employee Benefits

Details of employee benefits for the six months ended June 30, 2026 and 2025 are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2026	June 30, 2025
Wages and salaries	15,146	22,451
Share-based payment plans expenses	158	539
Social Security	4,123	5,146
Total	19,427	28,136

The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.

Details of the personnel expense recognized for share-based payment transactions are as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
ESPP	—	22
Performance based earn out in shares and RSUs management Ares	—	64
RSU Employees	389	120
RSU Management	(186)	367
Capitalization of share-based payment transactions in intangible assets	(45)	(34)
Total	158	539

Management Stock Option Plan

As described in the 2025 Consolidated Financial Statements, the shareholders voted to implement a share-based payment plan (the “Management Stock Option Plan” or “MSOP”) link with Wallbox and to provide a more direct incentive structure.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the first grants and the latest ones are based on the estimated market price of the Wallbox’s stock on the date of the grant, in practice the share price of Wallbox at the grant date is used during this reporting period.

Employees Stock Option Plan

As described in the 2025 Consolidated Financial Statements, the shareholders agreed to offer all employees of Wallbox (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employee Stock Option Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of Class A Shares of the Company.

The Company records the share-based payments under such plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the initial grants and the more recent fair value determinations are based on the estimated market price of the Company’s stock on the date of the grant in practice the share price of Wallbox at the grant date is used during this reporting period.

Founders Stock Option Plan

At a meeting held on June 30, 2021, the shareholders of Wallbox Chargers, S.L.U. agreed to implement a share-based payment plan (Founders Stock Option Plan) to strengthen the bond with the founders of Wallbox and in order to align the interests of the founders with the creation of additional value for the Company. This would be accomplished via options with a strike price at a valuation equal to or higher than current market value and by allowing the founders to benefit from more liquid options which are fully vested and transferable from their date of concession.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

In accordance with the terms and conditions of the Plan, these options will be available to executed in exchange for Wallbox NV Class A Shares, Euro 2.40 par value and the exercise price of the options will be equivalent to Euros 38.6 per share.

The maximum number of shares that shall underlie all of the options included in this Plan shall be, at the effective date, the equivalent to 50,680 Wallbox NV Class A Shares.

The Board of Directors of the Company shall deliver a personal notice to each beneficiary, with an invitation to participate in the Plan, which shall contain, among others, the number of Options granted to each beneficiary; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Plan. For the purposes of this Plan, the date of concession shall be that date indicated in the Invitation Notice.

These invitations were sent in 2022, so the Group recognized the expense accordingly to the valuation of these options in 2022 as they vested following their grant. The Group valued each option at USD 8.66. To determine the fair value at grant date of these options the Group used American option chain, where each option has a maturity of 5 years.

Each beneficiary must comply with the following conditions in order to exercise the options:

i.
A lock-up period of three years, during which time they will be able to exercise the options proportionally on a monthly basis, however this lock-up period was cancelled in December 2023;
ii.
the Company has not initiated a Temporary suspension of exercise; and
iii.
Any other conditions included in the beneficiary’s Invitation Notice have been fulfilled.

RSUs for Employees

At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which awards of restricted stock units (“RSUs”) were granted to employees. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to the grantee’s continued service through the applicable vesting date.

The RSUs vest according to the below schedule, subject to the grantee’s continued service through each applicable vesting date:

•
33% will vest on the 1st anniversary date as from the date of grant.
•
33% will vest on the 2nd anniversary date as from the date of grant.
•
34% will vest on the 3rd anniversary date as from the date of grant.

In addition, the Company granted RSUs to the employees of the subsidiaries acquired in the second half of 2022. These RSUs are subject to certain performance-based vesting conditions, which have been considered 100% covered when valuing these RSUs.

The Company records these share-based payments plan based on the estimated fair value of the award at the grant date and recognized an expense in the consolidated statements of profit or loss over the requisite service period. Considering that there is no exercise price applicable the estimated fair value of the award is based on the listed share price of the Company on the date of grant.

RSUs for Management

At a meeting held on April 6, 2022, the compensation committee approved an Incentive Award Plan pursuant to which awards of RSUs were granted to management. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to continued service.

The RSUs are subject to service-based and performance-based vesting conditions and vest as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

•
Serviced-Based Condition: one-third of the RSUs are subject to the service-based condition and will vest as follows:
•
50% of this 33% will vest on the 1st anniversary date as from the date of grant,
•
50% of this 33% will vest on the 2nd anniversary date as from the date of grant.
•
Performance-Based Condition: two-thirds of the RSUs are subject to the performance-based condition and will vest as follows:
•
Period 1: 50% will vest:
•
If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•
Period 2: 50% will vest:
•
If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

Also on November 11, 2022 the Compensation committee approved granting RSUs to certain management personnel of the Group. These RSUs are subject to performance-based vesting conditions only, and such conditions are consistent with the performance-based vesting conditions disclosed above.

The Group has valued each RSUs under such plan as follows:

Service-based condition: This fair value was determined by discounting the forward price of the Company’s stock at each vesting date. The price in this tranche has been based on the spot price at grant date.

Performance-based condition: This fair value has been based on the Company’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.

In addition, in 2023, the Company granted RSUs to members of the Board of Directors. These RSUs had fully vested in 2023.

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. This plan has been extended for the subsequent years considering two open windows per year where the employees can decide to join or leave the plan.The offering has been designed in accordance with the share-based payments plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year. This program was discontinued in 2025.

Movements during the period

The following table illustrates the movements in stock options during the six months ended June 30, 2026, excluding earn out payments in shares for the business combinations in 2022:

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2025	31,537	23,914	50,680	783,489	61,906	9,250	960,776
Granted	—	—	—	—	45,000	—	45,000
Exercised	(278)	—	—	(143,658)	(26,906)	—	(170,842)
Cancelled	—	—	—	(78,172)	(28,750)	—	(106,922)
At June 30, 2026	31,259	23,914	50,680	561,659	51,250	9,250	728,012

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

20.
Financial income and expenses

Details of financial income and expenses are as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
Financial income
Fair value gain on financial investments	3	70
Other finance income	15	273
Total financial income	18	343
Financial Expenses
Interest and fees on bank loans (Note 11)	13,383	6,881
Interest on leases (Note 9)	798	892
Other finance costs	323	419
Total financial expenses	14,504	8,192

21.
Loss Per Share

Basic loss per share is calculated by dividing net loss for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

As the Company has losses in all periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted loss per share are as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025 (*)
Loss for the period	(47,938)	(34,476)
Dilutive effects on earnings per share	—	—
Total loss for basic and diluted earnings per share	(47,938)	(34,476)
Number of shares
Weighted average number of ordinary shares for basic and diluted 'earnings per share (thousand shares)	18,068	13,693
Basic and diluted losses per share (In Euros)	(2.65)	(2.52)

(*) As a consequence of the reverse stock split that occurred in 2025 , and in accordance with IAS 33, the Company has restated the comparative information.

22.
Tax-related balances
A.
Tax credit and other receivables/Other payables

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2026	December 31, 2025
VAT receivables	4,347	1,857
Government Grant receivables	594	607
Income tax credit receivables (short term)	1,027	1,027
Income tax credit receivables (long term)	3,522	4,639
Other tax receivable	129	130
Total	9,619	8,260

(In thousand Euros)	June 30, 2026	December 31, 2025
VAT payable	3,203	2,980
Social Security payable	1,687	2,146
Personal Income Tax payable	2,511	1,804
Deferred tax liability	2,309	2,675
Total	9,710	9,605

B.
Amounts recognized in profit or loss

(In thousand Euros)	June 30, 2026	June 30, 2025
Loss before Tax	(47,968)	(33,500)
Tax income (at 25%)	11,992	8,375
Unrecognized deferred tax assets on tax losses	(11,992)	(8,375)
Deductions and credits generated	(90)	1,178
Other adjustments	60	(202)
Income tax expense/(income)	(30)	976

As of June 30, 2026 and December 31, 2025 details of unrecognized tax losses to be offset are as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	41,962	41,962
2024	43,269	43,269
2025	40,759	40,759
2026	21,786	—
Total	287,863	266,077

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox NV. There is no limit to apply these tax losses. Additionally, the unrecognized tax losses of Wallbox USA Inc amount to Euros 71,037 thousand as of June 30, 2026 (Euros 76,587 thousand as of December 31, 2025). Regarding ABL GmbH, the unrecognized tax losses amount to Euros 21,917 as of June 30, 2026 (Euros 21,399 thousand as of December 31, 2025). The unrecognized tax losses of the rest of the subsidiaries amount to Euro 20,538 thousand (Euros 20,169 thousand as of December 31, 2025).

Tax losses may be offset indefinitely in the futu re. The existence of unused tax losses, as well as the lack of track record of generating tax profits, evidences that future taxable profit may not be available to the Group, at least for the near and medium

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements term, as the Company is early stage. Having considered all evidence available and the current investment phase, management determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

23.
Related party disclosures

A. Related parties

Details of transactions and balances with related parties are as follows:

June 30, 2026
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—
Statement of financial position
Accounts receivables and accounts payables	—	—	—	—

December 31, 2025
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of financial position
Accounts receivables and accounts payables	—	—	—	—

June 30, 2025
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—

Only revenues from shareholders holding a minimum interest in the Group of 50% have been disclosed as a related party transaction in accordance with IAS 24 definitions.

On April 8, 2026, the Company entered into a bridge loan agreement with Orilla Asset Management, S.L, Kariega Ventures, S.L., Inversiones Financieras Perseo, S.L., AM Gestió, S.L., Consilium, S.L. and Anangu Grup, S.L., for an aggregate principal amount of EUR 5,650,000. In connection with the conversion of this bridge loan into share capital, on June 25, 2026, Kariega Ventures, S.L. purchased 325,885 Class A Shares, Orilla Asset Management, S.L. purchased 501,361 Class A Shares, AM Gestio, S.L. purchased 501,361 Class A Shares, Consilium, S.L. purchased 501,361 Class A Shares, Inversiones Financieras Perseo, S.L. purchased 501,361 Class A Shares and Anangu Grup, S.L. purchased 501,361 Class A Shares, in each case, at price of Euro 2.40 per share.

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors for the six months ended on June 30, 2026 and 2025 are as follows:

(In thousand Euros)	June 30, 2026	June 30, 2025
Short-term benefits	341	267
Non-executive directors remuneration	52	—
Share-based payment plan	—	—
Total	393	267

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2026	June 30, 2025
Short-term benefits	689	1,003
Termination benefits	160	—
Share-based payment plan expenses	89	430
Total	938	1,433

No expenses for post-employment benefits were incurred during the six months ended June 30, 2026 and the six months ended June 30, 2025. As of June 30, 2026 and 2025, the Group had no pension or life insurance obligations with members of senior management.

As of June 30, 2026 and 2025, no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During the six months ended June 30, 2026, public liability insurance premiums of Euros 301 thousand, as compared to Euros 342 thousand in the six months ended June 30, 2025 had been incurred to be covered for damages or losses that may be incurred by members of the Board of Directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the members of the Board of Directors and have therefore not been included in the table above.

24.
Financial Risk Management

Risk management policies are established by management, having been approved by the Company’s Board of Directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.

Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.

a) Credit risk

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

The maximum credit risk exposure is as follows:

	June 30, 2026		December 31, 2025
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	28,704	—	28,416
Other receivables	—	118	—	19
Loans to employees	180	—	180	—
Trade and other financial receivables	180	28,822	180	28,435
Guarantee deposit	1,303	—	1,387	—
Non-current financial assets	1,303	—	1,387	—
Guarantee deposit	—	165	—	164
Financial investments	—	4,951	—	4,969
Other current financial assets	—	5,116	—	5,133
Total	1,483	33,938	1,567	33,568

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis. Refer to Note 11 B for further disclosure on the expected credit loss of customer sales and services.

b) Market risk

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

Interest rate risk

Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. The Group loans and borrowings balance as of June 30, 2026 and December 31, 2025 is broken down as follows:

(In thousand Euros)	Currency	June 30, 2026	December 31, 2025
Fixed rate Loan	EUR	129,215	15,996
Floating rate loan	EUR	62,036	148,670
		191,251	164,666

A 100 basis points change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2026 by Euros 665 thousand, as compared to Euros 907 thousand as of June 30, 2025. This analysis assumes that all other variables are held constant and considers only the effect of interest rates.

	June 30, 2026		June 30, 2025
	Profit or loss		Profit or loss
(In thousand Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	665	(665)	907	(907)

Currency risk

Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.

Cash and cash equivalents, trade and other financial receivables and other current assets / deferred charges are primarily the items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.

The following table shows the impact of a reasonably possible strengthening or weakening of the Euro in each of the foreign currencies as of June 30. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	June 30, 2026		June 30, 2025
	Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	3,290	(4,021)	2,335	(2,853)

Other market price risk

The Group has derivative warrant liabilities (see Note 11) measured at FVTPL.

The derivative warrant liabilities of Euros 7,305 thousand as of June 30, 2026, as compared to Euros 70 thousand at December 31, 2025, are measured at fair value.

A change of the warrant price by 10% would result in an increase/decrease of the underlying warrant liabilities of Euros 731 thousand. ( 2025: Euros 9 thousand).

c) Liquidity risk

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	June 30, 2026	December 31, 2025
Current assets	109,804	97,423
Current liabilities	113,866	172,149
Total	(4,062)	(74,726)

Although the working capital is negative, as indicated in Note 2, management has prepared detailed business and liquidity plans, including financial forecast, demonstrating the Company's ability to meet its operational and financial obligations as they come due. Therefore, the Group considers that it will have the necessary resources to meet its payment obligations arising from its operations. Refer to note 2 for details about the group financial position and the going concern assumptions applied in preparing the consolidated financial statements.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2026 is as follows:

	June 30, 2026
(In thousand Euros)	Capital	Interest	Total
1 July 2026 - 30 June 2027	48,941	2,164	51,105
1 July 2027 - 30 June 2028	4,418	2,653	7,071
1 July 2028 - 30 June 2029	11,570	3,460	15,030
1 July 2029 - 30 June 2030	28,748	3,353	32,101
1 July 2030 - Dec 2030	95,410	8,098	103,508
More than five years	—	—	—
	189,087	19,728	208,815

d) Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.

No changes were made in the objectives, policies, or processes for managing capital with regard to the information disclosed in the 2025 consolidated financial statements.

25.
Events after the Reporting Period

No significant events after the reporting period have occurred.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

26.
Detail of Wallbox Group subsidiaries

				% Equity interest
Company name	Registered office	Activity	Company holding investment	June 30, 2026	December 31, 2025		Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox UK Limited	278-280 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Leopoldstraße 23, 80802 München, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Italy, S.R.L.	Piacenza Via Genova 3/M CAP 29122, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Netherlands B.V.	Claude Debussylaan 82, Amsterdam 1082 MD, Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox USA Inc.	2240 Forum Drive, Arlington, TX 76010, USA	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Shanghai Ltd.	Room 06-116,6F, No.482,488,492,518 Xinjiang Road, Jingan District, Shanghai, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox ApS	C/O Azets Insight A/S Lyskær 3C, 2, 2730 Herlev, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox AB	C/O WEWORK Malmskillnadsgatan, 32, Stockholm, 5 111 51, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox Oy	Azets Insight Oy PB, 1, Azets 00028, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	-	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronic components	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Rua de Vilar, 235 Edifício Scala, 2 andar Porto 4050 626, Portugal	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Belgium BV	Pegasuslaan 5, 1831 Machelen, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
ABL Gmbh (1)	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	79%	79%	-	Fully consolidated
ABL Morocco S.A.	Zone Franche D'exportation - Ilot 72 - Lot 2 - Tanger-Médina	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	99%	-	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	-	Fully consolidated
ABL (Shanghai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	0%	100%	-	-

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(*) direct ownership

(-) indirect ownership

(1) ABL GmbH is using the exemption rules acc. Sec. 264(3) German commercial law in the extend that ABL GmbH isn't required to prepare, audit and publish their statutory financial statements as of December 2023, 2024, 2025 and 2026.